SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number:  001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ a Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Pointer’s Subsidiary to Acquire 51% in CAR2GO

CAR2GO Offers Car-Sharing Services in Urban Areas

Rosh HaAyin, Israel May 17th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR), develops, manufactures and markets high-end technology and products for AVL (Automatic Vehicle Location) solutions providers for stolen retrieval, fleet management, car & driver safety, public safety, vehicle security and asset management, and a leading RSA (Road Side Assistance) provider, today announced that its Israeli subsidiary, Shagrir has entered into a definitive agreement to invest in CAR2GO, an Israeli company that offers carsharing services in urban areas.

In accordance with the terms of the agreement, CAR2GO will issue to Shagrir 51% of its share capital.

Pointer’s subsidiary will grant to CAR2GO a shareholder’s loan of up to NIS 6 million. The founder of CAR2GO will continue to be employed by CAR2GO and contribute to the development of its business.

“We are excited to enter into this agreement with CAR2GO,” stated Yossi Ben-Shalom, Pointer’s Chairman. “Shagrir, Pointer Israeli subsidiary is the major player in the car services industry in Israel and aims to increase its operations into new fields in Israel and to further penetrate into new countries. Car sharing service which is an alternative for car ownership and for taxi services, is rapidly spreading in urban areas worldwide. Car sharing significantly contributes to the environment and saves costs and time to the large urban population. The investment in this essential service is based on our strategy of increasing our service and subscribers base”.

“Pointer will continue to seek for interesting investment opportunities aiming to increase its business in Israel and abroad”, concluded Mr. Ben-Shalom.

More information on both companies can be found at www.pointer.com, www.shagrir.co.il and www.Car2go.co.il.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

About CAR2GO:

CAR2GO is a carsharing service that supply cars by the hour, anytime, anywhere. CAR2GO spread cars across reserved parking spots in urban areas. Once registered, a member can access a fleet of diversified vehicles, by simply swiping their smart card on the windshield, and simply drive away. At the end of the reservation the car is brought back to its reserved parking space.

CAR2GO ‘s cars are taken for a few hours, or a few days; and you only pay for what you use. Fuel, parking, insurance, and all the hassle is on us.

CAR2GO also offers tailored solutions to businesses for their transportation needs.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 17, 2009